

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-mail
Angela K. Shaffer
Vice President and Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5

> **Re: Manulife Financial Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 001-14942**

Dear Ms. Shaffer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief